Exhibit 8.2

Internal Revenue Service	Department of the Treasury Washington, DC 20224

Third Party Communication: None
Index Number: 856.00-00, 562.00-00	Date of Communication: Not Applicable

Douglas L. DuMond, President Clarion Property Trust, Inc. 230 Park Avenue New York, NY 10169	Person To Contact: Kate Sleeth, ID No. 0219655 Telephone Number: (202) 622-6289 Refer Reply To: CC:FIP:B02 PLR-108655-10 Date:

Legend:

Taxpayer	=	Clarion Property Trust, Inc.
		EIN: 27-1242815

State	=	Maryland

Partner	=	ING Clarion Partners LLC

Advisor	=	CPT Advisors LLC

Dealer Manager	=	ING Funds Distributor, LLC

Date 1	=	February 8, 2010

a	=	3

b	=	0.5

c	=	0.9

d	=	0.55

Dear Mr. DuMond:

This is in reply to your letter requesting rulings on behalf of Taxpayer. You have requested rulings that (1) the issuance of two classes of common stock with different distribution fees as described below will not cause dividends paid by Taxpayer with respect to its shares to be preferential dividends within the meaning of § 562(c) of the Internal Revenue Code; and (2) the issuance of two classes of common stock with different distribution fees will not cause Taxpayer to fail to qualify as a real estate Investment trust (REIT) under part II of subchapter M (sections 856-859) of the Code.

Facts:

Taxpayer is a corporation organized under the laws of State that intends to qualify as a REIT within the meaning of § 856. Taxpayer uses an overall accrual method of accounting and the calendar year as its taxable year.  Taxpayer’s sponsor is Partner, and it will be externally managed by Advisor.

Taxpayer intends, through its operating partnership, to invest primarily in a diversified portfolio of commercial real estate properties located in major metropolitan markets and other real estate related assets. Taxpayer’s investment objectives are (1) to generate an attractive level of current income, (2) to achieve appreciation of net asset value and (3) to enable stockholders to utilize real estate as an asset class in diversified long-term investment portfolios.

Taxpayer’s shares of common stock will not be listed on a securities exchange. Stockholders will, however, obtain liquidity for their shares through Taxpayer’s redemption plan. The redemption plan would generally allow stockholders to request on a daily basis that Taxpayer redeem their shares at the net asset value (“NAV”) per share. Taxpayer’s shares will be distributed on a “best efforts” basis through Dealer Manager, a broker-dealer registered with the Financial Industry Regulatory Authority, Inc. (“FINRA”). Dealer Manager will form a syndicate of participating broker-dealers to offer and sell the shares to the public.

Traditional non-listed REITs have been subject to criticisms regarding high upfront sales loads that reduce the amount of offering proceeds available for investment in real estate. In order to avoid charging a high upfront load, Taxpayer will charge stockholders a modest selling commission of a% (which may be reduced or waived by the participating broker-dealers) and will pay Dealer Manager quarterly fees based on Taxpayer’s NAV. In addition, to compensate for the modest selling commission, Taxpayer will also charge a distribution fee.

In preliminary discussions with broker-dealers that may distribute Taxpayer’s shares, Taxpayer was informed that its shares will not be attractive to investors with wrap accounts or registered investment advisors (“RIAs”) where investors pay their financial advisors an asset-based fee as an alternative to paying additional transaction fees. While the a% commission that is charged at the stockholder level can be waived for such investors, they still would bear a second level of distribution charges if Taxpayer charges a distribution fee with respect to such investors.

In order to attract investors with wrap accounts or RIAs, Taxpayer proposes to issue one class of common stock that will be subject to the a% selling commission (paid at the stockholder level and subject to waiver) and a b% annual distribution fee (paid at the Taxpayer level) (the Distribution Fee) and to issue to investors with wrap accounts or RIAs a class of common stock that will not be subject to any selling commission or any allocation of the Distribution Fee. After shares are purchased, Taxpayer will pay certain quarterly and annual fees which are accrued on a daily basis for purposes of NAV calculation.

On Date 1, Taxpayer filed a registration statement on Form S-11 (the “Registration Statement”) to register its shares of common stock to be offered to the public with the Securities and Exchange Commission (SEC) and each of the 50 states, the District of Columbia, Guam, Puerto Rico and the U.S. Virgin Islands. Taxpayer intends to engage in a continuous offering that will not have a predetermined duration, subject to continued compliance with the rules and regulations of the SEC and applicable state laws.

Taxpayer intends to amend the Registration Statement prior to the commencement of its public offering to provide for two classes of common stock, Class A shares and Class Y shares (each, a “Class”).  The various fees Taxpayer proposes to Charge for each Class are described below:

•                  Advisory Fee (fixed component of c% of NAV plus variable performance component) — Taxpayer will pay the Advisory Fee to an affiliate of Partner, as the advisor Taxpayer. This fee is specifically for implementing Taxpayer’s investment strategy and managing its day-to-day operations. The Advisory Fee will be charged at the same rate for each Class.

•                  Dealer Manager Fee (d% of NAV) - The dealer manager fee is charged at the same rate for each Class and is paid in consideration of the distribution, marketing and stockholder services the Dealer Manager provides to Taxpayer in connection with the continuous offerings. Dealer Manager may pay a portion of the d% Dealer Manager Fee to participating broker-dealers (i.e., a portion may be “reallowed” by Dealer Manger to the participating broker-dealer) as payment to the participating broker-dealers based on, among other factors, certain asset thresholds of shares under management, to compensate the participating broker-dealers for their role in distributing and marketing Taxpayer’s shares and for providing services to those stockholders who invest through that particular broker-dealer, thus saving Dealer Manager that expense.

•                  Distribution Fee (b% of NAV) - The Distribution Fee would be charged to the Class A stockholders only; the Class Y stockholders would bear no part of the Distribution Fee. This Distribution Fee will be entirely reallowed to participating broker-dealers selling Class A shares.  This fee compensates those broker-dealers for distribution service related to Class A Shares.

As noted above, Taxpayer has registered its shares with the SEC and each of the 50 states, the District of Columbia, Guam, Puerto Rico and the U.S. Virgin Islands. While some of the states will approve the offering conditioned only upon it being declared effective by the SEC, without further review, the offering is subject to a merit review by the securities regulators in up to 30 states. The merit review process involves the consideration by state securities regulators of whether an offering is “fair, just and equitable,” applying both objective and subjective standards.

Law and Analysis:

Section 857(a)(1) requires, in part, that a REIT’s deduction for dividends paid for a tax year (as defined in section 561, but determined without regard to capital gains dividends) equal or exceed 90% of its REIT taxable income for the tax year (determined without regard to the deduction for dividends paid and by excluding any net capital gain).

Section 561(a) defines the deduction for dividends paid, for purposes of Section 857, to include dividends paid during the taxable year.

Section 561(b) applies the rules of Section 562 for determining which dividends are eligible for the deduction for dividends paid under Section 561(a).

Section 562(c) provides that the amount of any distribution will not be considered as a dividend for purposes of computing the dividends paid deduction under section 561 unless the distribution is pro rata. The distribution must not prefer any shares of stock of a class over other shares of stock of that same class. The distribution must not prefer one class of stock over another class except to the extent that one class is entitled (without reference to waivers of their rights by stockholders) to that preference.

Rev. Proc. 99-40, 1992-2 C.B. 565, describes conditions under which distributions made to a shareholder of a regulated investment company (RIC) may vary and nevertheless be deductible as dividends under § 562. Rev. Proc. 99-40 holds, in part, that variations in distributions to shareholders that exist solely as a result of certain allocations of fees and expenses described in the revenue procedure do not prevent the distributions from being dividends under § 562.  The requirements of Rev. Proc. 99-40 are based on similar requirements contained in Rule 18f-3, 17 C.F.R. 270.18f-3, under the Investment Company Act of 1940, 15 U.S.C. 80a-1 et.seq. (1940 Act) that are meant to ensure the fair and equal treatment of shareholders. One requirement of Rev. Proc. 99-40 is that the advisory fee must not be charged at different rates for different groups of shareholders.

As a REIT, Taxpayer is not within the scope of Rev. Proc. 99-40. However, Congress and the Service have acknowledged the similarity between RICs and REITs in many areas and have afforded them similar treatment in many situations. The legislative history underlying the tax treatment of REITs indicates Congress generally intended to equate the tax treatment of REITs with the treatment accorded RICs. REITs were created to provide an investment vehicle similar to the RIC for small investors to invest in real estate and real estate mortgages. See H.R. Rep. No. 2020, 86th Cong., 2d Sess, 3 (1960). RICs and REITs are each subject to the requirements under section 562(c) prohibiting preferential dividends in order to be entitled to a deduction for dividends paid under section 561.

Under Taxpayer’s proposed dual-class structure, distributions payable to holders of the proposed Class A and Class Y shares will differ only by reason of the special allocation of the distribution fees to the Class A shares (and differences attributable to different net asset values of each Class as permitted under Rev. Proc. 99-40 with respect to RICs). The advisory fee is charged at the same rate for each Class, consistent with the requirement for RICs under Rev. Proc. 99-40.

Also, although Taxpayer is not governed by Rule 18f-3, it is subject to numerous SEC, state and FINRA restrictions, regulations, and oversight with respect to its stock offerings, operations and rights of its stockholders. Taxpayer’s offering is subject to a merit review that is specifically intended to ensure that stockholders are treated fairly.

The state review process entails an extensive response process that can last for several months. The registration of the offering in the states will expire, in most cases, after one year and, in some cases, sooner. In order to continue offering shares in those states, Taxpayer will be required to renew the offering separately with each state. The renewal process is generally less involved then the initial registration of the offering, but it will still include a merit review by some of the states.

The National American Securities Administrators Association (“NASAA”) has established the Statement of Policy Regarding Real Estate Investment Trusts, as revised and adopted by NASAA on May 7, 2007 (the “NASAA REIT Guidelines”), for review of offerings by non-listed REITs. The NASAA REIT Guidelines, which have been adopted largely intact by all of the states, contain comprehensive investor protections. For example, the NASAA REIT Guidelines require that a REIT’s board of directors be comprised of a majority of independent directors. The NASAA REIT Guidelines also require a determination by Taxpayer’s independent directors that the total fees and expenses of Taxpayer are reasonable to holders of both Classes. This will entail a determination as to whether different expenses charged to different Classes are reasonable. Because Taxpayer plans to amend the Registration Statement to change the terms of the offering to a dual-class structure, the states will conduct a further review that specifically considers the dual-class aspect of Taxpayer’s offering in determining whether it is both fair and in the best interests of investors.

In addition to the regulatory review of Taxpayer’s continuous offering by the SEC and states, FINRA Rule 2310 governs the behavior of financial advisors who participate in Taxpayer’s offering. Pursuant to FINRA Rule 2310, all FINRA member firms who recommend the purchase of Taxpayer’s shares to a potential investor must have reasonable grounds to believe the investment is suitable for such investor on the basis of information obtained from the investor concerning his investment objectives, other investments, financial situation and needs, and any other information known by the FINRA member or registered representative. FINRA also requires that FINRA member firms that participate in Taxpayer’s offering have reasonable grounds to believe that all material facts regarding the program are adequately and accurately disclosed by the program. For a continuous offering, this obligation applies throughout the duration of the offering.

Accordingly, we conclude that Taxpayer’s issuance of Class A and Class Y shares as described above will not cause dividends paid by Taxpayer with respect to its Class A and Class Y shares to be preferential dividends within the meaning of § 562(c). Furthermore, the issuance of the Class A and Class Y shares will not cause Taxpayer to fail to qualify as a REIT.

Except as specifically ruled upon above, no opinion is expressed concerning any federal income tax consequences relating to the facts herein under any other provision of the Code. Specifically, we do not rule whether Taxpayer otherwise qualifies as a REIT under part II of subchapter M of Chapter 1 of the Code. Furthermore, no opinion is expressed concerning the accuracy of the NAV of Taxpayer’s stock for purposes subchapter M.

This ruling is directed only to the taxpayer requesting it. Taxpayer should attach a copy of this ruling to each tax return to which it applies. Section 6110(k)(3) of the Code provides that this ruling may not be used or cited as precedent.

In accordance with the Power of Attorney on file with this office, a copy of this letter is being sent to your authorized representatives.

Sincerely,

/s/ SUSAN THOMPSON BAKER
Susan Thompson Baker
Senior Technician Reviewer, Branch 2
Office of Associate Chief Counsel
(Financial Institutions & Products)

Enclosures:

Copy of this letter

Copy for section 6110 purposes

cc:

Alan B. Munro

Ernst & Young LLP

1101 New York Avenue, N.W.

Washington, DC 20005

William Coppersmith

Ernst & Young LLP

1101 New York Avenue, N.W.

Washington, DC 20005

Gary Purpura

Ernst & Young LLP

1111 Summer Street

Stamford, CT 06905

James E. Croker, Jr.

Alston & Bird, LLP

950 F Street, N.W.

Washington, DC 20004

Rosemarie Thurston

Alston & Bird, LLP

1201 West Peachtree Street

Atlanta, GA 30309-3424

Industry Director

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